U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                Amendment No. 3
                                  FORM 10-SB/A

            GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                               BUSINESS ISSUERS


       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                             Birch Branch, Inc.
               (Name of Small business Issuer in its charter)


           Colorado                                  84-1124170
(State or other jurisdiction of         (I.R.S. Employer Identification No.)
incorporation or organization)


            2525 Fifteenth Street, Suite 3H, Denver, Colorado 80211
              (Address of principal executive offices)  (Zip Code)


                 Issuer's telephone number:  (303) 480-5037


          Securities to be registered under Section 12(b) of the Acts



       Title of each class               Name of each exchange on which
       to be so registered               each class is to be registered


                                     None
          Securities to be registered under Section 12(g) of the Acts


                      Common Stock no par value per share
                                (Title of Class)

















                                    PART I

                                ALTERNATIVE 3

                       ITEM 1. DESCRIPTION OF BUSINESS.
                          (ITEM 101 OF REGULATION S-B)

                                 ORGANIZATION

Birch Branch, Inc. (Birch Branch) is a corporation which was formed under the laws of the State of Colorado on September 28, 1989. The Articles of Incorporation of the Company authorized it to issue 500,000,000 shares of common stock with no par value per share and 50,000,000 shares of preferred stock with no par value per share.

Birch Branch was a wholly-owned subsidiary of Pride Holdings, Inc. (Pride Holdings). Pride Holdings is a wholly-owned subsidiary of Pride, Inc. (PRIDE). Pride, Inc. was a wholly-owned subsidiary of Prime Rate Income & Dividend Enterprises, Inc. (PIDV). On November 12, 2002, the directors of PIDV approved, subject to the effectiveness of a registration with the Securities and Exchange Commission, the pro rata spin-off of PRIDE to the PIDV shareholders of record on November 26, 2002 on a pro rata basis, exclusive of shares issued to U.S. Medical Systems, Inc. (USMS) shareholders effective November 12, 2002. PIDV entered into a share exchange agreement with USMS whereby USMS became a wholly-owned subsidiary of PIDV. This business combination completed in November, 2002, was accounted for as a reverse acquisition of PIDV since the former controlling shareholders of USMS controlled PIDV after the transaction. Since USMS's business is not related to the real estate and mortgage investment business of PRIDE, the PIDV directors decided it was in the best interest of PIDV and PRIDE and PIDV's shareholders to spin-off PRIDE. The conditions of the business combination agreement with USMS stipulate that PRIDE would be spun-off to PIDV shareholders. The shares of PRIDE are being held by Michael L. Schumacher, President, for the benefit of PIDV shareholders, in escrow with instructions to distribute the PRIDE shares once the PRIDE Form 10-SB is effective with the Securities and Exchange Commission. Management of PRIDE intends to continue operations of PRIDE in the same manner as prior to the pro rata spin-off and does not anticipate any additional corporate transactions which might impact the continuing interest of the shareholders. PIDV changed its name to U.S. MedSys Corp. in March 2004.

Simultaneous with the pro rata spin-off of Pride, Inc., the directors of Pride and Pride Holdings, Inc. determined that Birch Branch should also be distributed on the same basis to the same qualified PIDV shareholders. Birch Branch is the owner of five residential lots comprising a total of eight acres in Nebraska. Since Birch Branch desired to develop this property and needed additional capital to fund this development and since Pride and Pride Holdings, Inc. are not in the real estate development business, it was determined that it was in the best interest of Pride's shareholders to spin-off Birch Branch to the same PIDV qualified shareholders. The shares of Birch Branch, Inc. are being held by Michael L. Schumacher, for the benefit of the PIDV qualified shareholders. The shares will not be distributed to the PIDV shareholders until the effectiveness of a registration statement.

The principal executive offices of the Company are located at 2525 Fifteenth Street, Suite 3H, Denver, Colorado 80211, and the Company's telephone number is (303) 480-5037.

     BUSINESS OF ISSUER: PRINCIPAL PRODUCTS AND SERVICES

Birch Branch is principally in the real estate investment business. Birch Branch owns real estate in Nebraska. At November 12, 2002, Birch Branch had tentative plans to build a replica of a historic artist's studio (Studio) on one of the Nebraska property lots, but had not commenced construction at that time. The tentative plans called for using the Studio as a private museum and as a bed and breakfast type rental facility. Construction began on the Studio in 2003 and currently is approximately 95% complete. Construction is continuing and it is anticipated that it will be complete by February 28, 2005. The total cost including furnishings is expected to be approximately $350,000. Costs incurred to date through October 31, 2004 total approximately $300,000, all of which have been funded by advances from the Company's President. Yet to be completed items consist principally of floor coverings, fixtures, trim work and furnishings. Since there are five lots included in this property, the remaining four lots are being held as investments for potential future development or sale.

     DISTRIBUTION OF PRODUCTS AND SERVICES

Birch Branch intends to market its bed and breakfast rental facility and museum by local advertising.

     COMPETITION

Birch Branch's intended business is highly competitive. There are thousands of bed and breakfast rental facilities and museums in the United States of America.

     AVAILABILITY OF RAW MATERIAL: PRINCIPAL SUPPLIERS

Since the Company is not involved in manufacturing, there is no need for raw materials. Supplies used in the planned business are minimal.

     PATENTS AND INTELLECTUAL PROPERTY

The Company has no patent or intellectual property rights.

     GOVERNMENTAL APPROVAL

There are no governmental approval requirements related to the Company's business.

     EFFECT OF GOVERNMENTAL REGULATIONS: COMPLIANCE WITH ENVIRONMENTAL LAWS

The Company is not materially affected by any specific governmental regulations.

Various local zoning, homeowners associations and various other rules and regulations limit how properties may be used and require certain maintenance and repairs for properties. Use of the property for intended purposes may require special zoning changes. No assurances can be made that the Company's intended use will meet zoning requirements. If the Company fails to obtain appropriate zoning approvals, the Company then anticipates using the property as a residential rental property. The Company may also consider selling the completed studio as an individual residence, if bed and breakfast or private museum zoning approval is not able to be obtained. Certain federal and state environmental protection statutes exist related to hazardous wastes and other environmental concerns. The Company is in compliance with all environmental laws.

     RESEARCH AND DEVELOPMENT

The Company has not been involved in any research and development projects.

     EMPLOYEES

The Company has no employees other than Michael L. Schumacher and George A. Powell, and they devote less than 5% of their time to the Company's business. The construction in progress is being supervised by an independent contractor.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
        (Item 303 of Regulation S-B)

     GENERAL

     RESULTS OF OPERATIONS

Year Ended June 30, 2004

The Company had no revenue for the year ended June 30, 2004.

Operating expenses during the year ended June 30, 2004 totaled $1,252, consisting of real estate taxes and filing fees.

Year Ended June 30, 2003

The Company had no revenue for the year ended June 30, 2003.

Operating expenses for the year ended June 30, 2003 totaled $1,216, consisting only of real estate taxes and filing fees.

Management believes that rental income from use of the studio will be sufficient to cover operating costs for the next twelve months. Operating costs are expected to be ranged between $15,000 and $20,000 for the next twelve months. These operating costs include insurance, taxes, utilities, and maintenance. The Company expects to generate revenues in the next twelve months from rental income from referrals from certain individuals and entities that operate unrelated businesses nearby the property. Beyond referrals, the Company has no other plans for marketing studio rentals or any other plans to generate revenue. The Company's President has agreed to allow interest to accrue rather than requiring payment on the funds advanced for the next five years. Management does not intend to add employees during the next twelve months. Management intends to acquire necessary services from independent contractors. While management believes that rental income will be sufficient to cover operating costs for the foreseeable future, there can be no assurance of this and therefore it may be necessary to raise additional funds. Due to the Company's lack of operating history, raising additional funds may be difficult. Although management believes that no additional capital will be required, contingencies exist with respect to this matter. The Company's President has agreed to provide operating capital in the form of advances to cover operating expenses for the year ending June 30, 2005.

     LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2004 and 2003, the Company had an unrestricted cash balance of approximately $3,000. The Company's current assets were approximately $3,000 at June 30, 2004 and its current liabilities totaled approximately $600, resulting in net working capital of approximately $2,400, a current ratio of approximately five to one.

     CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its financial condition and results of operations are based upon financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

On an on-going basis, the Company evaluates its estimates, including those related to recoverability of long-lived assets. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the critical accounting policies described below affect its more significant judgments and estimates used in the preparation of its financial statements.

The Company assesses the impairment of long-lived assets at least annually, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered important, which could trigger an impairment review, include the following:

     - significant underperformance relative to expected historical or projected future operating results;

     - significant changes in the manner or the Company's use of the acquired assets or the strategy for the Company's overall business;

     -  significant negative industry or economic trends.

When the Company determines that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, any impairment is measured based on projected net cash flows expected to result from that asset, including eventual disposition. The Company's investment in its real estate including the construction in progress is considered to be a long-lived asset for which recovery of the carrying value is based on estimates of future results of operation. The Company recognizes impairment losses if the carrying amount of the assets is not recoverable, determined when the carrying amount exceeds the undiscounted cash flows. The impairment loss would be measured by the amount by which the carrying amount of a long-lived asset exceeds its fair value. While management believes that there is no impairment in this carrying value, actual results may differ from those estimates.

     FINANCIAL POSITION

Stockholders' equity totaled approximately $58,000 at June 30, 2004 which was approximate to the stockholders' equity at June 30, 2003.

Management has not made any commitments which will require any material financial resources in excess of the estimated post June 30, 2004 completion costs of the studio of $133,765. The Company's President has agreed to fund the necessary completion costs. The total amount funded by the Company's President when added to the amounts necessary to complete the studio is estimated to total $350,000 plus interest. The Company's President has agreed to accrue interest at the rate of 8% per annum with a balloon payment due in five years (December 31, 2009) and with the note being collateralized by a first mortgage on the five lots and the studio. No principal or interest payments are due prior to maturity. The Company's President has also agreed to provide advances sufficient to cover working capital needs through June 30, 2005. Management believes that rental income will be sufficient to cover short-term and long-term cash operating needs. Management estimates it will take approximately $15,000 - $20,000 per year to fund existing operations. Should the Company decide to develop or improve the four remaining lots that it owns, it will require additional development capital. The Company currently has no plans to develop or build on the remaining four lots it owns.

     SUBSEQUENT EVENTS

None

     FORWARD-LOOKING STATEMENTS

Certain statements concerning the Company's plans and intentions included herein constitute forward-looking statements.

There are a number of factors that may affect the future results of the Company, including, but not limited to, (a) interest rates, (b) general economic conditions and (c) specific economic conditions within the areas where the Company operates.

This Form 10-SB contains both historical facts and forward-looking statements. Any forward-looking statements involve risks and uncertainties, including, but not limited to, those mentioned above. Moreover, future revenue and margin trends cannot be reliably predicted.

ITEM 3.  DESCRIPTION OF PROPERTY
         (Item 102 of Regulation S-B)

(a) Birch Branch currently uses the mailing address of the offices of its President for Company use. The Company currently has no need for office facilities and will use the studio for its minimal office facility needs when it is completed.

(b) Birch Branch has only invested in one real estate property consisting of five lots in Nebraska. The Company has in the past, principally invested in real estate for possible capital gains. The construction of the studio was primarily for the purpose of income production.

(c) As of June 30, 2004, the Company had only one real estate investment which
totaled approximately 100% of its assets.   Management believes that the
property is adequately insured.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT. (Item 403 of Regulation S-B)

(a) SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS. The table below sets forth all persons (including any "group," whose holdings are set forth in Item 4(b)) who are known to the Company to be the beneficial owner of more than five percent of the common stock, no par value, of Birch Branch, which is the only class of voting securities of the Company issued and outstanding. This schedule gives effect to the spin off of Birch Branch to the shareholders of record of PRIDE's parent company declared November 12, 2002 to be effective November 26, 2002:

                                                  Amount and Nature
                   Name and Address               of Beneficial             Percent
Title of Class     of Beneficial Holder           Ownership                 of Class
--------------     --------------------           ------------------        --------
Common             Michael L. Schumacher (1)        693,054 shares           53.834%
                   2525 Fifteenth Street, Suite 3H
                   Denver, CO   80211

Common             Harold L.  Morris (2)            364,059 shares           28.279%
                   4 Harbor Pointe
                   Corona del Mar, CA   92625






                                         7




Common             George A. Powell                     670 shares            0.052%
                   Vice President and Director
                   7333 S. Fillmore Circle
                   Littleton, CO 80122

                   Officers and directors as a    1,057,783 shares           82.165%
                   group (1)

(b) SECURITY OWNERSHIP OF MANAGEMENT. The table below sets forth the holdings of common stock, no par value of the Company owned by the Company's directors and executive officers.

                                                  Amount and Nature
                   Name and Address               of Beneficial             Percent
Title of Class     of Beneficial Holder           Ownership                 of Class
--------------     --------------------           ------------------        --------
Common             Michael L. Schumacher (1)        693,054 shares           53.834%
                   President, Treasurer, Chief
                     Financial Officer and
                     Director
                   2525 Fifteenth Street, Suite 3H
                   Denver, CO   80211

Common             George A. Powell                     670 shares            0.052%
                   Vice President, Secretary and
                     Director
                   7333 S. Fillmore Circle
                   Littleton, CO 80122              -------                  -------

                        Total                       693,724 shares           53.886%

(1) Michael L. Schumacher owns 7,264 shares individually. In addition, Mr. Schumacher, President and Director of Birch Branch is the sole beneficiary of the Schumacher & Associates, Inc. Money Purchase Plan & Trust (Schumacher
Plan) which owns 681,368 shares of Birch Branch. Shares owned by the Schumacher Plan are considered to be beneficially owned by Mr. Schumacher.
Mr. Schumacher's beneficial ownership also includes the following shares owned by certain relatives of Mr. Schumacher:

Owner                           Relationship               Number of Shares
-----                           ------------               ----------------

Jada Schumacher                 Daughter                       1,024
Spencer Schumacher              Son                            1,024
Quinn Schumacher                Son                            1,024
Ralph and Alma Schumacher       Parents                          366
Roberta and Timothy Weiss       Sister and her spouse            328
Constance and Gary Novak        Sister and her spouse            328
Cynthia                         Sister                           328
                                                               -----
          Total                                                4,422
                                                               =====

(2) Harold L. Morris individually owns 132,680 shares of Birch Branch. In addition, Harold L. Morris and his spouse, Connie Morris are the sole beneficiaries of the Harold L. Morris Profit Sharing Plan which owns 168,395 shares of Birch Branch. Applegates Landing I, a Harold L. Morris family partnership owns 48,598 shares. Mr. Morris' beneficial ownership also includes the following shares owned by certain relatives:

Owner                           Relationship               Number of Shares
-----                           ------------               ----------------

Debra L. Morris                 Daughter                       9,592
Gary A. Morris                  Brother                        4,794
                                                              ------
          Total                                               14,386
                                                              ======

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS. (Item 401 of Regulation S-B)

The Company's Board of Directors is responsible for the management of the Company, and directors are elected to serve until the next regular meeting of shareholders or until their successors are elected and shall qualify. Executive officers of the Company are elected by, and serve at the discretion of the Board of Directors. Currently, there are no formal committees of the Board of Directors.

     EXECUTIVE OFFICERS AND DIRECTORS

The current executive officers and directors of PRIDE are as follows:

NAME                         AGE          POSITION(S)
----                         ---          -----------

Michael L. Schumacher         55          President, Treasurer, Chief
                                          Financial Officer and Director

George A. Powell              77          Vice President, Secretary and
                                          Director

Michael L. Schumacher has been a director, president and treasurer of Birch Branch since acquisition by PIDV. Mr. Schumacher has also been a director president and treasurer of PRIDE since inception, August 22, 2001. PRIDE is principally in the investment business with its investments consisting of primarily real estate related activities. PRIDE also provides business consulting services on a limited basis. Mr. Schumacher was previously, until September 22, 1999, a director, and president and chairman of the board of
directors of Rocky Mountain Power Co., a public reporting company.   Mr.
Schumacher was previously, until November 12, 2002, a director, president and chairman of the board of directors of Prime Rate Income & Dividend Enterprises, Inc. (PIDV). Mr. Schumacher is the director and President of Schumacher & Associates, Inc., a certified public accounting firm located in Denver, Colorado that provides audit services, principally to public companies on a national basis throughout the U.S.A. Mr. Schumacher is a Certified

Public Accountant, Certified Management Accountant and an Accredited Financial Planning Specialist. Mr. Schumacher has a bachelor's degree in Business Administration with a major in accounting from the University of Nebraska at Kearney and a Masters in Business Administration from the University of Colorado.

George A. Powell has been a director, secretary and vice president of Birch Branch since acquisition by PIDV. Mr. Powell has also been a director, secretary and vice president of PRIDE since August 22, 2001. PRIDE is principally in the investment business with its investments consisting of primarily real estate related activities. PRIDE also provides business consulting services on a limited basis. Mr. Powell was previously, until September 22, 1999, a director, secretary and vice president of Rocky Mountain
Power Co., a public reporting company.   Mr. Powell was previously, until
November 12, 2002, a director, secretary and vice president of Prime Rate Income & Dividend Enterprises, Inc. (PIDV). Mr. Powell was previously a director and president of Continental Investors Life, Inc., a public reporting insurance company. Since Mr. Powell's retirement from the insurance business in 1988, he has been self-employed as a business consultant. Mr. Powell's business consultant expertise includes advisory services related to sales and mergers of businesses and real estate property management.

     SIGNIFICANT EMPLOYEES

The Company has no employees other than Michael L. Schumacher and George A. Powell, and they devote less than 5% of their time to the Company's business. There are no family relationships among directors or officers.

No officer or director of Birch Branch currently, or during the last five years have;

     (a) had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

     (b) had any conviction in a criminal preceding or is being subject to a pending criminal preceding.

     (c) is being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily limiting involvement in any type of business, securities or banking activities.

     (d) has been found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

ITEM 6.  EXECUTIVE COMPENSATION.
        (Item 402 of Regulation S-B)

     COMPENSATION OF EXECUTIVE OFFICERS

There was no compensation paid to any officer of the Company.

     SUMMARY COMPENSATION TABLE

The following table sets forth the aggregate cash compensation paid by the Company for services rendered during the last three years to the Company by its executive officers whose annual salary, bonus and other compensation exceeded $100,000 in 2004, and chief executive officer's compensation regardless of compensation level.

                                Annual Compensation             Long-Term Compensation
                                -------------------             ----------------------
                                                                      Awards              Payouts
                                                                      ------              -------
                                                            Other
                                                            Annual   Restricted
                            Year                            Compen-  Stock       Options/  LTIP
                            Ended                           sation   Award(s)    SARs      Payouts
Name & Principal Position   June 30   Salary($) / Bonus($)  (%)      (#)         ($)
-------------------------   -------   --------------------  -------  ----------  --------  -------
Michael L. Schumacher       2002      $ -                   $-       $ -           -        $ -
Michael L. Schumacher       2003      $ -                   $ -      $ -           -        $ -
Michael L. Schumacher       2004      $ -                   $   (2)  $ -           -  (1)   $ -
George A. Powell            2002      $ -                   $-       $ -           -        $ -
George A. Powell            2003      $ -                   $ -      $ -           -        $ -
George A. Powell            2004      $ -                   $   (2)  $ -           -  (1)   $ -

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.
         (Item 404 of Regulation S-B)

As of June 30, 2004, the Company's President has advanced $216,235, plus accrued interest at 8% per annum of $5,931 to the Company for the construction in progress. The Company's President has agreed to fund up to an additional $133,765 plus interest to provide for the estimated completion costs of the Studio. Upon completion of the construction (estimated to be approximately February 28, 2005), the advance will be converted to a mortgage note payable collateralized by the land and building owned by the Company. The Company's President has also agreed to advance any necessary operating capital required through June 30, 2005. Management believes that an 8% interest rate is appropriate and reasonable when considering prime rate of approximately 4% and long-term mortgage rates of 5% when considering the 5 year deferred payment term. The mortgage loan will accrue interest at 8% per annum with the total note and accrued interest due five years from the date of completion of the construction. Construction note interest is being capitalized during the construction period. Immaterial real estate taxes on this property, subject to the construction in progress, are expensed as incurred.

There were 1,325,000 shares of common stock outstanding at July 1, 2002. To facilitate the one for one distribution, 37,607 shares were cancelled for no consideration.

The Company uses the mailing address of the offices of its President for its mailing address. No expense provision for this use has been provided since it has been determined that it is immaterial.


ITEM 8.  DESCRIPTION OF SECURITIES
         (Item 202 of Regulation S-B)

Birch Branch has two classes of securities authorized. The Company's Articles of Incorporation authorized it to issue 500,000,000 shares of common stock, no par value, and 50,000,000 shares of preferred stock, no par value. A total of 1,287,393 common shares will be issued to approximately 417 shareholders upon the effectiveness of this Form 10-SB registration statement. The shares of Birch Branch are being held by Michael L. Schumacher, trustee, in escrow with instructions to distribute the Birch Branch shares once the PRIDE Form 10-SB is effective with the Securities and Exchange Commission.

No share of Common Stock is entitled to preference over any other share and each share of Common Stock is equal to any other share in all respects. The holders of Common Stock are entitled to one vote for each share held of record at each meeting of shareholders. In any distribution of assets, whether voluntary or involuntary, holders are entitled to receive pro rata the assets remaining after creditors have been paid in full and after any liquidation preference of any other class of stock has been satisfied. The outstanding Common Stock is fully paid and nonassessable. The Preferred Stock is entitled to preference in liquidation over Common Stock.

The Board of Directors of the Company has the authority to issue the remaining unissued authorized preferred shares and to fix the powers, preferences, rights and limitations of such shares or any class or series thereof, without shareholder approval. Persons acquiring such shares could have preferential rights with respect to voting, liquidation, dissolution or dividends over existing shareholders. Shares could be issued to deter or delay a takeover or other change in control of the Company.

Holders of Common Stock have no preemptive rights to purchase additional securities which may be offered by the Company. There is no cumulative voting for the election of directors. Accordingly, the owners of a majority of outstanding voting shares may elect all of the directors if they choose to do so. All shares of Common Stock are entitled to participate equally in all dividends when, as and if declared by the Board of Directors out of funds legally available therefor.

                                   PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.
         (Item 201 of Regulation S-B)

There is no public trading market for Birch Branch common stock. The Company has no market-makers for its stock.

The Company's common stock will be subject to rules adopted by the Commission regulating broker dealer practices in connection with transactions in "penny stocks." Those disclosure rules applicable to "penny stocks" require a broker dealer, prior to a transaction in a "penny stock" not otherwise exempt from the rules, to deliver a standardized list disclosure document prepared by the Commission. That disclosure document advises an investor that investment in "penny stocks" can be very risky and that the investor's salesperson or broker is not an impartial advisor but rather paid to sell the shares. The disclosure contains further warnings for the investor to exercise caution in connection with an investment in "penny stocks," to independently investigate the security, as well as the salesperson with whom the investor is working and to understand the risky nature of an investment in this security. The broker dealer must also provide the customer with certain other information and must make a special written determination that the "penny stock" is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. Further, the rules require that, following the proposed transaction, the broker provide the customer with monthly account statements containing market information about the prices of the securities.

These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company's common stock and have a depressive effect on the trading price of public shares subject to the penny stock rules. Many brokers may be unwilling to engage in transactions in our common stock because of the added disclosure requirements, thereby making it more difficult for stockholders to dispose of their shares.

Upon effectiveness of this Form 10-SB, the Company plans to apply for quotation of the Common Stock on the OTC Bulletin Board operated by the National Association of Securities Dealers, Inc. Birch Branch will have 1,287,393 shares of common stock issued and outstanding. Of such shares, approximately 230,000 shares, held by approximately 400 shareholders are eligible for resale. The remaining outstanding shares will be restricted shares under Rule 144. Shares listed on the OTC Bulletin Board will likely have a very limited and therefore illiquid market. Shareholders may be unable, even if listed by the OTC, to sell their shares. Getting listed by the OTC is contingent upon the Company finding a market-maker. There can be no assurance that the Company will be able to find a market-maker. The Company presently has no existing stock option or other plans nor are there any outstanding options, warrants or securities convertible into Common Stock.

Birch Branch has never paid a dividend on its common stock. The Company does not anticipate paying any dividends on its common stock in the foreseeable future. Management anticipates that earnings, if any, will be retained to fund the Company's working capital needs and the expansion of its business. The payment of any dividends is in the discretion of the Board of Directors.

ITEM 2.  LEGAL PROCEEDINGS.
         (Item 103 of Regulation S-B)

Birch Branch is not party to any material legal proceeding, nor is the Company's property the subject of any material legal proceeding.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.
         (Item 304 of Regulation S-B)

The Company's principal independent accountant has not resigned (nor declined to stand for re-election) and was not dismissed during the Company's two most recent fiscal years or any later interim period.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.
         (Item 701 of Regulation S-B)

Birch Branch was a wholly-owned subsidiary of PIDV. During the last three years, the only shares issued during this period were issued to Michael L. Schumacher, Trustee for the benefit of the PIDV shareholders eligible for the distribution.

On November 11, 2002, PIDV, PRIDE's then parent company, issued 21,444 shares of its common stock to Peter J. Porath and 3,556 shares to Marq Warner for services valued at a total of $42,500 performed for PRIDE. Simultaneously, PRIDE issued 25,000 shares of its common stock to PIDV for reimbursement of the $42,500. Since PIDV at that time was merely a holding company with PRIDE and its subsidiaries as its only assets, and since both PIDV and PRIDE had the same number of shares outstanding, it was estimated that the value per share of PIDV and PRIDE were equal. Services performed included consultation and advisory services related to investment transactions and were recorded at $42,500, the approximate market value of the PIDV shares at that time. Management believes that the value of the services approximated the value of the shares. No compensation expense was recorded on Birch Branch's financial statements related to these shares issued because services performed did not relate to Birch Branch.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.
         (Item 702 of Regulation S-B)

The Company's Articles of Incorporation limit the liability of its officers, directors, agents, fiduciaries and employees to the fullest extent permitted by the Colorado Revised Statutes. Specifically, directors of the Company will not be personally liable to the Company or any of its shareholders for monetary damages for breach of fiduciary duty as directors, except liability for (I) any breach of the director's duty of loyalty to the corporation or its shareholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) voting for or assenting to a distribution in violation of Colorado Revised Statutes S 7-106-401 or the articles of incorporation if it is established that the director did not perform his duties in compliance with Colorado Revised Statutes S 7-108-401, provided that the personal liability of a director in this circumstance shall be limited to the amount of distribution which exceeds what could have been distributed without violation of Colorado Revised Statutes S 7-106-401 or the articles of incorporation; or (iv) any transaction from which the director directly or indirectly derives an improper personal benefit. Nothing contained in the provisions will be construed to deprive any director of his right to all defenses ordinarily available to the director nor will anything herein be construed to deprive any director of any right he may have for contribution from any other director or other person.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company is aware that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                        INDEX TO FINANCIAL STATEMENTS

                              BIRCH BRANCH, INC.
                          (A Development Stage Company)


                              FINANCIAL STATEMENTS
                                     with
              REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


                                                                     Page
                                                                     ----

Report of Independent Registered Public Accounting Firm ............  F-2

Financial Statements:

     Balance Sheet .................................................  F-3

     Statements of Operations ......................................  F-4

     Statement of Changes in Stockholders' Equity ..................  F-5

     Statements of Cash Flows ......................................  F-6

     Notes to Financial Statements .................................  F-7

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Board of Directors
Birch Branch, Inc.
Denver, CO

We have audited the accompanying balance sheets of Birch Branch, Inc. (a development-stage company) as of June 30, 2004 and the related statements of operations, stockholders' equity and cash flows for the two years ended June 30, 2004 and 2003 and for the period from July 1, 2002 (date of commencement of development stage) through June 30, 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above, present fairly, in all material respects, the financial position of Birch Branch, Inc. (a development-stage company) as of June 30, 2004 and the related statements of operations and cash flows for the two years ended June 30, 2004 and 2003 and for the period from July 1, 2002 (date of commencement of development stage) through June 30, 2004 in conformity with accounting principles generally accepted in the United States of America.



/s/ Miller and McCollom
Miller and McCollom
Certified Public Accountants
4350 Wadsworth Blvd., Suite 300
Wheat Ridge, CO 80033

September 10, 2004

                              BIRCH BRANCH, INC.
                        (A Development Stage Company)

                                BALANCE SHEETS
                                JUNE 30, 2004

                                   ASSETS


Current Assets:
  Cash                                                     $  2,980
                                                           --------
Total Current Assets                                          2,980

Real estate, land (Note 4)                                   55,595
Real estate, construction in progress (Note 4)              222,166
                                                           --------

TOTAL ASSETS                                               $280,741
                                                           ========

                     LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accrued real estate taxes                                $    603
                                                           --------
Total Current Liabilities                                       603

Advance payable, related party (Note 4)                     216,235
Accrued interest payable, related party (note 4)              5,931
                                                           --------
TOTAL LIABILITIES                                           222,769
                                                           --------

Commitments and contingencies (Notes 1, 2, 3, and 4)

Stockholders' Equity:
 Preferred stock, no par value 50,000,000 shares
  authorized, none issued and outstanding                      -
 Common stock, no par value, 500,000,000 shares
  authorized, 1,287,393 issued and outstanding               65,613
 Accumulated (Deficit)                                       (5,173)
 Accumulated (Deficit) during Development Stage              (2,468)
                                                           --------
TOTAL STOCKHOLDERS' EQUITY                                   57,972
                                                           --------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                 $280,741
                                                           ========



The accompanying notes are an integral part of the financial statements.

                              BIRCH BRANCH, INC.
                         (A Development Stage Company)

                           STATEMENTS OF OPERATIONS

                       For the Period from July 1, 2002
                  (date of commencement of development stage)
                            through June 30, 2004

                                                        For the period
                                                          from July 1,
                                                         2002 (date of
                                                        commencement of
                                                       development stage)
                                  Year Ended                through
                                   June 30,                 June 30,
                               2004         2003              2004
                            ---------    ---------     -----------------

Revenue                     $       -    $       -         $       -

Expenses
  Real estate taxes             1,227        1,191             2,418
  Filing fees                      25           25                50
                            ---------    ---------         ---------
                                1,252        1,216             2,468
                            ---------    ---------         ---------
Net (Loss)                  $  (1,252)   $  (1,216)        $  (2,468)
                            =========    =========         =========
Per Share                   $     nil    $     nil         $     nil
                            =========    =========         =========
Weighted Average Shares
 Outstanding                1,287,393    1,325,000         1,306,197
                            =========    =========         =========





















The accompanying notes are an integral part of the financial statements.

                              BIRCH BRANCH, INC.
                        (A Development Stage Company)

                 STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                       For the Period from July 1, 2002
                 (date of commencement of development stage)
                            through June 30, 2004

                                                                      Accumu-
                                                                      lated
                                                                      (Deficit)
                                                                      During
                                                           Accumu-    Develop-
                  Preferred   Stock   Common      Stock    lated      ment
                  No./Shares  Amount  No./Shares  Amount  (Deficit)   Stage     Total
                  ----------  ------  ----------  ------  ---------  --------- -------
Balance at
July 1, 2002               -       -  1,325,000  $63,189   $(5,173)   $      -  $58,016

Cash capital
contributions              -       -          -    1,192         -           -    1,192

Common stock
canceled (Note 4)          -       -    (37,607)       -         -           -        -

Net loss for
the year ended
June 30, 2003              -       -          -        -         -      (1,216)  (1,216)
                         ---     ---  ---------  -------   -------    --------  -------
Balance at
June 30, 2003              -       -  1,287,393   64,381    (5,173)     (1,216)  57,992

Cash capital
contributions              -       -          -    1,232         -           -    1,232

Net loss for
the year ended
June 30, 2004              -       -          -        -         -      (1,252)  (1,252)
                         ---     ---  ---------  -------   -------    --------  -------
Balance at
June 30, 2004              -       -  1,287,393  $65,613   $(5,173)   $ (2,468) $57,972
                         ===     ===  =========  =======   =======    ========  =======











The accompanying notes are an integral part of the financial statements.

                              BIRCH BRANCH, INC.
                        (A Development Stage Company)

                           STATEMENTS OF CASH FLOWS

                        For the Period from July 1, 2002
                  (date of commencement of development stage)
                             through June 30, 2004

                                                           For the period
                                                             from July 1,
                                                            2002 (date of
                                                           commencement of
                                                          development stage)
                                         Year Ended            through
                                          June 30,             June 30,
                                      2004        2003          2004
                                   ---------   ---------  -----------------
Cash Flows from Operating
Activities:
 Net (Loss)                        $ (1,252)   $ (1,216)     $ (2,468)
 Adjustment to reconcile net
  (loss) to net cash provided
  by operating activities:
   Increase in accrued real
    estate taxes                         20          24            44
                                   --------    --------      --------
  Net Cash (Used in) Operating
   Activities                        (1,232)     (1,192)       (2,424)
                                   --------    --------      --------

Cash Flows from Investing
Activities                                -           -             -

Cash Flows from Financing
Activities:

 Additional paid-in capital           1,232       1,192         2,424
                                   --------    --------      --------
Net Cash Provided by Financing
Activities                                -           -         2,424

                                   --------    --------      --------
Increase in Cash                          -           -             -

Cash, Beginning of Period             2,980       2,980         2,980
                                   --------    --------      --------
Cash, End of Period                $  2,980    $  2,980      $  2,980
                                   ========    ========      ========
Interest Paid                      $      -    $      -      $      -
                                   ========    ========      ========
Income Taxes Paid                  $      -    $      -      $      -
                                   ========    ========      ========

Supplementary Schedule of Non-cash Transactions:

Construction in progress financed
by advances payable from related
party including accrued interest
(Note 4)                           $222,166    $      -      $222,166
                                   ========    ========      ========


The accompanying notes are an integral part of the financial statements.

                               BIRCH BRANCH, INC.
                         (A Development Stage Company)

                         NOTES TO FINANCIAL STATEMENTS
                            June 30, 2004 and 2003

(1)  Organization and Summary of Accounting Policies

This summary of significant accounting policies of Birch Branch, Inc. (Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles in the United States of America and have been consistently applied in the preparation of the financial statements.

     Organization

The Company was organized on September 28, 1989 under the laws of the state of Colorado. Until November 12, 2002, the Company was a wholly owned subsidiary of Pride Holdings, Inc. Pride Holdings is a wholly-owned subsidiary of Pride, Inc. (PRIDE). Pride, Inc. was a wholly-owned subsidiary of Prime Rate Income & Dividend Enterprises, Inc. (PIDV). On November 12, 2002, the directors of PIDV approved, subject to the effectiveness of a registration with the Securities and Exchange Commission, the pro rata spin-off of PRIDE to the PIDV shareholders of record on November 26, 2002 on a pro rata basis, exclusive of shares issued to U.S. Medical Systems, Inc. (USMS) shareholders effective November 12, 2002. PIDV entered into a share exchange agreement with USMS whereby USMS became a wholly-owned subsidiary of PIDV. This business combination completed in November, 2002, was accounted for as a reverse acquisition of PIDV since the former controlling shareholders of USMS controlled PIDV after the transaction. Since USMS's business is not related to the real estate and mortgage investment business of PRIDE, the PIDV directors decided it was in the best interest of PIDV and PRIDE and PIDV's shareholders to spin-off PRIDE. The conditions of the business combination agreement with USMS stipulate that PRIDE would be spun-off to PIDV shareholders. The shares of PRIDE are being held by Michael L. Schumacher, President, for the benefit of PIDV shareholders, in escrow with instructions to distribute the PRIDE shares once the PRIDE Form 10-SB is effective with the Securities and Exchange Commission. Management of PRIDE intends to continue operations of PRIDE in the same manner as prior to the pro rata spin-off and does not anticipate any additional corporate transactions which might impact the continuing interest of the shareholders. During March 2004, PIDV changed its name to U.S. MedSys Corp.

Simultaneous with the pro rata spin-off of Pride, Inc., the directors of Pride and Pride Holdings, Inc. determined that Birch Branch should also be distributed in the same manner to the same qualified PIDV shareholders. Birch Branch is the owner of five residential lots comprising a total of eight acres in Nebraska. Since Birch Branch desired to develop this property and needed additional capital to fund this development and since Pride and Pride Holdings, Inc. are not in the real estate development business, it was determined that it was in the best interest of Pride's shareholders to spin-off Birch Branch to the same PIDV qualified shareholders. The shares of Birch Branch, Inc. are being held by Michael L. Schumacher, for the benefit of the PIDV qualified shareholders. The shares will not be distributed to the PIDV shareholders until the effectiveness of a registration statement.

    Description of Business

Birch Branch is principally in the real estate investment business. Birch Branch owns real estate in Nebraska. At November 12, 2002, Birch Branch had tentative plans to build a replica of a historic artist's studio (Studio) on one of the Nebraska lots, but had not commenced construction at that time. The tentative plans called for using the Studio as a private museum and as a bed and breakfast type rental facility. Construction began on the Studio in 2003 and currently is approximately 80% complete. Since there are five lots included in this property, the remaining four lots are being held as investments for potential future development or sale.

     Development Stage Enterprise

     Based upon the Company's business plan, it is a development stage enterprise since planned principal operations have not yet commenced. Accordingly, the Company presents its financial statements in conformity with the accounting principles generally accepted in the United States of America that apply in establishing operating enterprises. As a development stage enterprise, the Company discloses the deficit accumulated during the development stage and the cumulative statements of operations and cash flows from commencement of development stage to the current balance sheet date. The development stage began when the Company commenced planning for the construction of the Studio, July 1, 2002.

     Per Share Information

Per share information is computed by dividing the net income or loss by the weighted average number of shares outstanding during the period.

     Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     Risks and Uncertainties

     The Company is subject to substantial business risks and uncertainties inherent in starting a new business. There is no assurance that the company will be able to generate sufficient revenues or obtain sufficient funds necessary for launching a new business venture.

     Long-Lived Assets

     On a periodic basis, at least annually, the Company assesses the carrying value of long-lived assets to determine if there is an impairment in carrying value. Factors considered important, which could trigger an impairment review include the following:

     1. Significant underperformance relative to expected historical or projected future operating results;

     2. Significant changes in the manner of the Company's use of the acquired assets or the strategy for the Company's overall business;

     3.  Significant negative industry or economic trends.

The Company recognizes impairment losses if the carrying amount of the assets is not recoverable, determined when the carrying amount exceeds the undiscounted cash flows. The impairment loss would be measured by the amount by which the carrying amount of a long-lived asset exceeds its fair value. At June 30, 2004, management does not believe that there is any impairment in the carrying value of its long-lived assets.

     Revenue Recognition

     The Company had no revenue during the two years ended June 30, 2004. The Company anticipates future rental income revenue after completion of the studio. Rental revenue will be recognized as earned on a daily pro rata straight-line basis. Rental income received in advance will be accounted for as unearned revenue until earned. Rental income earned but not yet received will be recorded as accounts receivable and subject to provisions for doubtful accounts, if any, based on historical collection experience.

     Cash and Cash Equivalents

     The Company considers cash and cash equivalents to consist of cash on hand and demand deposits in banks with an initial maturity of 90 days or less.

     Fair Value of Financial Instruments

     The Company, as required, discloses fair value information about financial instruments when it is practicable to estimate that value. The carrying value of the Company's cash, cash equivalents, and accounts payable approximate their estimated fair values due to their short-term maturities.

     Recent Accounting Pronouncements

     There were various accounting standards and interpretations issued during 2004 and 2003, none of which are expected to have a material impact on the Company's financial position, operations, or cash flows.

     Income Taxes

     The Company records deferred tax assets and liabilities for temporary differences between the tax bases of assets and liabilities and the amounts at which they are carried in the financial statements, the effect of net operating losses, based upon the enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

     Other

     The Company has selected June 30 as its fiscal year end.

     The Company has paid no dividends during the years ended June 30, 2004 and 2003.

     No advertising expense has been incurred.

     The Company has not entered into any leases.

     All of the Company's assets are located in the United States.

(2)  Income Taxes

As of June 30, 2004, the Company has an estimated net operating loss carry forward of approximately $7,641 to offset future taxable income. The net operating loss carry forward, if not used, will expire in various years through 2024, and use may be restricted if there is a change in ownership. No deferred income taxes have been recorded because of the uncertainty of future taxable income to be offset.

Significant components of the Company's net deferred income tax asset are as follows:

     Net operating losses carry forward          $     1,414
     Deferred income tax allowance                    (1,414)
                                                 -----------
     Net deferred income tax asset               $         -
                                                 ===========

The change in the deferred tax asset and related allowance was $232.

The reconciliation of income tax (benefit) computed at the federal statutory rate to income tax expense (benefit) is as follows for the years ended June 30, 2004 and 2003:

     Tax (benefit) at Federal statutory rate         (15.00)%
     State tax (benefit) net of Federal benefit       (3.50)
     Valuation allowance                              18.50
                                                     ------
     Tax provision (benefit)                              -
                                                     =======

(3)  Common and Preferred Stock

The Company's articles of incorporation authorize the issuance of 500,000,000 shares of no par common stock and 50,000,000 shares of no par preferred stock. At June 30, 2004, there were 1,287,393 shares of common stock outstanding. At June 30, 2004, there were no preferred shares outstanding. Terms and preferences of future issuances of preferred stock, if any, are at the discretion of the Company's Board of Directors.

The Company's outstanding common stock has been issued to its President to be held in trust for the distribution to qualified spin-off shareholders upon the effectiveness of a registration statement with the Securities and Exchange Commission. During March 2003, the Company's outstanding common stock was reduced to 1,287,393 shares to match the number of shares to be distributed to eligible shareholders.

(4)  Related Party Transactions

As of June 30, 2004, the Company's President has advanced $216,235, plus accrued interest at 8% per annum of $5,931 to the Company for the construction in progress. The Company's President has agreed to fund up to an additional $133,765 plus interest to provide for the estimated completion costs of the Studio. Upon completion of the construction, the advance will be converted to a mortgage note payable collateralized by the land and building owned by the Company. The mortgage loan will accrue interest at 8% per annum with the total note and accrued interest due five years from the date of completion of the construction. All construction note interest totaling $5,931 incurred during the year ended June 30, 2004, has been capitalized during the construction period. Immaterial real estate taxes on this property, subject to the construction in progress, are expensed as incurred.

There were 1,325,000 shares of common stock outstanding at July 1, 2002. To facilitate the one for one distribution, 37,607 shares were cancelled for no consideration.

The Company uses the offices of its President for its minimal office facility needs for no consideration. No provision for these costs has been provided since it has been determined that they are immaterial.

                                  PART III


ITEM 1.  INDEX TO EXHIBITS

   3.1       Articles of Incorporation (filed previously)

   3.2       Bylaws (filed previously)

   10.1      Financing agreement (filed previously)

   23.1      Consent of Independent Registered Public Accounting
             Firm (filed herewith electronically)











































                                     16




                                 SIGNATURES

In accordance with Section 12 of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

                                   BIRCH BRANCH, INC.




Date:  February 28, 2005          By: /s/ Michael L. Schumacher
                                      President, Treasurer, Chief
                                      Financial Officer and Director





                                  By: /s/ George A. Powell
                                      Vice President, Secretary and Director